UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CATHAY SECURITIES INC.**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

185 CANAL STREET, SUITE-303

(No. and Street)

NEW YORK	NEW YORK	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RUSERIM S. HASAN   **(212) 285-2261**
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei Wei & Co, LLP

(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue	Flushing	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, RUSERIM S. HASAN_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CATHAY SECURITIES INC._____ , as
of DECEMBER 31,_____ , 20 19_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

PRESIDENT
Title



_____
Notary Public

> DAVID CIMBOL
> NOTARY PUBLIC
> STATE OF NEW JERSEY
> MY COMMISSION EXPIRES FEB. 11, 2021

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
  of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exempltion Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATHAY SECURITIES, INC.
(SEC File No. 8-39247)

Financial Statements
and Supplemental Information
for the Year Ended December 31, 2019



WEI WEI&CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Cathay Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cathay Securities, Inc. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cathay Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basic for Opinion

These financial statements are the responsibility of Cathay Securities, Inc.'s management. Our responsibility is to express an opinion on Cathay Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cathay Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WEI WEI&CO., LLP

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Cathay Securities, Inc.'s financial statements. The supplemental information is the responsibility of Cathay Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wei Wei & Co. LLP

We have served as Cathay Securities, Inc.'s auditor since 2015.

Flushing, NY
February 28, 2020

CATHAY SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Ruserim Hasan, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Cathay Securities, Inc. as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither Cathay Securities, Inc. nor any officer or director has any propriety interest in any account classified solely as that of a customer.



Ruserim Hasan Date

President
Title

Sworn to before me this 28th day of February 2020



Sebastian Rivera
Notary

SEBASTIAN M RIVERA
ID No. 50118639
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 12/16/2024

CATHAY SECURITIES, INC.

STATEMENT OF FINACIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents *(Note 2)*	$ 31,048
Receivable from broker	54,176
Property and equipment, net *(Notes 2 and 3)*	1,078
Other assets	12,018
Right of use asset	37,165
TOTAL ASSETS	**$ 135 ,485**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 9,197
Lease liability	37,165
Total current liabilities	46,362

COMMITMENTS AND CONTINGENCIES *(Note 7)*

STOCKHOLDERS' EQUITY:	
Common stock, no par value, 5,000 shares authorized, issued and outstanding	76,200
Additional paid-in capital	505,200
(Deficit)	(492,277)
Total stockholders' equity	89,123
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 135,485**

See accompanying notes to financial statements.

3

CATHAY SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES

Commission income, net	$ 81,450
Other income	3,917
Interest income	792
TOTAL REVENUES	**86,159**

EXPENSES

Occupancy costs	61,676
Communication costs	20,933
Office expenses	22,679
Professional fees	31,920
Computer & clearing charges	19,753
Communications	3,600
Insurance	2,267
Depreciation and amortization	3,580
TOTAL EXPENSES	166,408
(Loss) before provision for income taxes	(80,249)
Provision for income taxes *(Notes 2 and 5)*	215
NET (LOSS)	**$ (80,464)**

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Capital Stock	Additional Paid-in Capital	Deficit	Total
Balance, December 31, 2018	$ 76,200	$ 428,700	$ (411,813)	$ 93,087
Capital contributions	-	76,500	-	76,500
Net (loss)	-	-	(80,464)	(80,464)
Balance, December 31, 2019	$ 76,200	$ 505,200	$ (492,277)	$ 89,123

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss)	$ (80,464)
Adjustment to reconcile net (loss) to net cash used in operating activities:	
Lease expense	51,020
Depreciation	3,582
Changes in operating assets and liabilities:	
Decrease of lease liability	(51,020)
(Increase) in receivable from broker	(257)
Decrease in other assets	3,016
Increase in accounts payable and accrued expenses	340
Net cash used in operating activities	(73,783)

CASH FLOWS FROM INVESTING ACTIVITIES:

Fixed Assets	(490)

CASH FLOWS FROM FINANCING ACTIVITIES:

Stockholder contributions	76,500
Net cash provided by financing activities	76,500

NET CHANGE IN CASH AND CASH EQUIVALENTS	2,227
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	28,821
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 31,048**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for interest	**$ 4,704**
Cash paid for income taxes	**$ 215**

SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES:

Increase of lease liability and ROU asset	**$ 88,185**

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

1. **ORGANIZATION**

   Cathay Securities, Inc. (the "Company") was incorporated on November 2, 1987 under the laws of the State of New York.

   The Company became a registered broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on January 27, 1988, and a member of the National Association of Securities Dealers, Inc. on March 28, 1988. The Company conducts all its businesses on a fully disclosed basis. All customer security accounts are carried by Hilltop Securities Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of presentation

   The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States of America.

   Cash and cash equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents

   Accounting basis

   The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

   Revenue recognition

   The Company records commissions from customer transactions and related clearing expenses on a trade-date basis.

   On January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") ASU 2014-09 "Revenue from Contracts with Customers" and all subsequent amendments to the ASU (collectively Accounting Standards Codification ("ASC"), "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. ASC 606

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

instructs entities to recognize revenue for the transfer of goods or services in an amount that reflects the consideration which the entity expects it is entitled to receive from customers in exchange for those goods or services. A customer is defined as a party that has contracted with an entity to obtain goods or services in the ordinary course of business in exchange for consideration. The following steps should be applied:

1) Identify the contract(s) with a customer;
2) Identify the performance obligation(s) in the contract;
3) Determine the transaction price;
4) Allocate the transaction price to the performance obligation(s) in the contract; And
5) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenues from contracts with its clients are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligations are satisfied. The adoption of ASC 606, did not have a material effect on the Company's revenue recognition.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance is established to reduce deferred tax assets to the amount expected to be realized.

The Company follows the provisions of FASB ASC 740-10-25, which prescribe a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. The Company does not have any accruals for uncertain tax positions as of December 31, 2019. It is not anticipated that

unrecognized

CATHAY SECURITIES, INC.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Income taxes (continued)

tax benefits would significantly increase or decrease within 12 months of the reporting date.

Currently, the 2016, 2017 and 2018 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs.) In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

        Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

        Level 2 Inputs – Inputs other than level 1 prices in active markets that are observable either directly or indirectly.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Fair value of financial instruments (continued)

Level 3 Inputs – Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

As of December 31, 2019, none of the assets and liabilities were required to be reported at fair value on a recurring basis.   Carrying values of non-derivative financial instruments, including cash, receivable from broker, other assets and accounts payable and accrued expenses, approximate their fair value due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2019.

Property and equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful life of the related assets. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method for financial reporting.

The useful lives of property and equipment for purposes of computing depreciation are:

Machinery and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvement	Lesser of the remaining lease term or useful life

Recent accounting pronouncements

FASB has established the ASC as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of ASU.

CATHAY SECURITIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

For the year ended December 31, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, believes that implementation would not have a material impact on the financial statements taken as a whole.

The Company adopted FASB ASU 842 commencing January 1, 2019. This standard requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability based on the present value of the remaining lease payments. Based upon the Company's current lease, as of December 31, 2019, the right of use asset and lease liability balance is $37,165.

3. PROPERTY AND EQUIPMENT

At December 31, 2019, property and equipment consists of the following:

Leasehold improvements	$ 44,581
Furniture and fixtures	16,698
Office equipment	97,088
	158,367
Less: accumulated depreciation and amortization	(157,289)
	$ 1,078

Depreciation and amortization expense for the year ended December 31, 2019 was $3,582.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

4. RIGHT OF USE ASSETS AND LEASE LIABILITY

The Company occupies office space in New York City. The current lease which was to expire on August 31, 2019 was renewed under a one-year option extension. The lease was determined to be an operating type lease. The Company recorded rent expense for the year of $61,676 including utilities and real estate taxes.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The Company has recognized as of January 1, 2019 a right of use asset of $88,185 and a lease liability of $88,185, representing based upon the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has an increase on its balance sheet as of December 31, 2019 for the right of use asset of $37,165, offset by lease liabilities of $37,165. The cost for operating lease was $55,724 for the twelve months ended December 31, 2019 and operating cash flow paid for lease liabilities during the same period was $51,020. he present value of the existing operating lease was determined by using the rate of small business 7(A) loans over $50,000 and repaid in less than 7 years on January 1, 2019 at 7.75%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2019, are as follows:

Year Ending December 31,	Lease	Less Discount Amount	Total Lease Liability
2020	$ 38,008	$ 843	$ 37,165

5. INCOME TAXES

The components of deferred tax assets at December 31, 2019 are as follows:

Net operating loss carry-forwards	$ 205,000
Less: valuation allowance	(205,000)
Net deferred tax asset	$ -

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

5. **INCOME TAXES (continued)**

The Company has available at December 31, 2019, net operating loss carry-forwards of approximately $512,000 from prior to 2018 which may provide future tax benefits, expiring in various years through 2037, and net operating loss carry-forwards of approximately $128,000 which can offset future taxable income up to 80% per year, with no expiration date.

The Company has established a full valuation allowance against the deferred tax asset at December 31, 2019 due to the uncertainty of realizing the tax benefits. The valuation allowance increased by approximately $ 25,000 during the year ended December 31, 2019.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. In addition, the Company is required to maintain minimum net capital of $50,000. At December 31, 2019, the Company's net capital was $71,417, which was $21,417 in excess of the required net capital, and the Company's aggregate indebtedness to net capital ratio was 0.13 to 1.

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

There are no material differences between the amounts presented above, which are the amounts based on the accompanying audited financial statements, and the amounts reported in the Company's Focus report filed on January 25, 2020.

7. **FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK**

The Company introduces all customer transactions in securities traded on U.S. securities markets to clearing house on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

7. **FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK (continued)**

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event
of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral, or to reduce positions, when necessary.

8. **RELATED PARTY TRANSACTIONS**

During the year ended December 31, 2019, a shareholder made an additional capital contribution of $76,500.

9. **CREDIT RISK CONCENTRATION**

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with a financial institution. The Company monitors the credit quality of the financial institution and does not anticipate any exposure. The cash balance in each financial institution is insured by the FDIC up to $250,000. At December 31, 2019, the Company did not have cash balances in excess of the FDIC insured limit.

10. **SUBSEQUENT EVENTS**

The Company's management has performed subsequent events procedures through

February 28, 2020, which is the date the financial statements were available to be issued. No subsequent events required adjustment to the financial statements or disclosures as stated herein.

CATHAY SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2019

NET CAPITAL

Total stockholders' equity	$ 89,124
Total capital	89,124
Deductions and/or charges:	
Non-allowable assets	
Property and equipment	(1,078)
Other assets	(12,018)
Petty cash	(4,611)
	(17,707)
Net capital before haircuts on securities positions	71,417
Haircuts on securities:	-
NET CAPITAL	**$ 71,417**

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 9,196
AGGREGATE INDEBTEDNESS	**$ 9,196**

See report of independent registered public accounting firm.

CATHAY SECURITIES, INC.

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2019**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	613
Minimum dollar requirement		50,000
Net capital requirement		
(greater of minimum net capital or dollar requirement)	$	50,000
Excess net capital	$	21,417
Net capital less greater of 10% of total aggregate indebtedness or		
120% of minimum net capital required	$	11,417
Ratio of aggregate indebtedness to net capital		0.13 to 1

**RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of
Form X-17A-5 as of December 31, 2019)**

There are no material differences from the net capital calculation shown above and the net
capital calculation as filed on the amended Form X-17A-5 as of December 31, 2019.



WEI WEI&CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Cathay Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cathay Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cathay Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Cathay Securities, Inc. stated that Cathay Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cathay Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cathay Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
February 28, 2020

17

CATHAY SECURITIES, INC.

202 CANAL ST. 4TH FLOOR NEW YORK, NY 10013 USA

Phone: (212) 285-2261
(212) 285-2263
Fax   : (212) 285-2159

Date: February 28, 2020

Wei Wei & Co., LLP
133-10 39th Avenue
Flushing, NY 11354

Re: Exemption Report

Dear Wei,

Cathay Securities, Inc., is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of my knowledge and belief the Company states the following:

Cathay Securities, Inc., operated pursuant to paragraph (k)(2)(ii) of SEC Rule 15c-3-3 under which the Company claimed exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the period from January 1 - December 31, 2019 without exception.

I, Ruserim Hasan, affirm that, to my knowledge and belief, this Exemption Report is true and correct.

Ruserim Hasan- President